January 28, 2010
ATTORNEYS AT LAW

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034855-0101

Via EDGAR System

Ms. Kimberly A. Browning U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Lotsoff Capital Management Investment Trust (File Nos. 333-108394 and 811-05549)
Amended Registration Statement on Form N-1A
(conforming prospectus for new summary prospectus rules)
Filed on November 30, 2009

Dear Ms. Browning:

On behalf of our client, Lotsoff Capital Management Investment Trust, a Delaware statutory trust (Investment Company Act File No. 811-21422), which is comprised of one portfolio, the Lotsoff Capital Management Micro Cap Fund (the “Micro Cap Fund” or the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced registration statement of the Fund (the “Registration”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1.           In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 28, 2010

2.           When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration to respond to the Staff’s comments.

Prospectus

3.           Under the “Fund Fees and Expenses” section for the Fund, please delete footnote 1.

Response:  As requested, the Fund will delete footnote 1.

4.           Under the “Principal Investment Strategies” section for the Fund, please revise the disclosure in the first paragraph to indicate that the market capitalization threshold is determined by the Fund’s investment adviser.

Response:  As requested, the Fund will revise this disclosure to read as follows: “The Micro Cap Fund invests (normally at least 80% of its net assets, plus borrowings for investment purposes) in common stocks of domestic companies with market capitalizations, as determined by the Fund’s investment adviser, that are below $700 million at the time of initial purchase (“micro cap companies”).”

5.           Under the “Performance” section for the Fund, there is missing information with blanks.  In future filings, please do not file with blanks.

Response:  The Fund will take this comment under consideration.  The Fund respectfully notes that certain information was not, and could not have been available, at the time the filing had to be made to allow the Commission the proper amount of time to review and comment on the filing.

6.           Under the “Purchase and Sale of Fund Shares” section for the Fund, please revise the discussion to define proper form and to clarify the process for receiving orders..

Response:  The Fund will revise the discussion as requested.  Specifically, the Fund will revise the discussion as follows (please note that the Fund changed the phrase “proper form” to “good order,” as good order is the phrase used in the rest of the Prospectus):

“You may redeem shares of the Micro Cap Fund each day the Exchange is open.  The redemption price is the net asset value per share next determined after the receipt of a redemption request in good order by 4:00 p.m. Eastern Time.  You may redeem (or purchase) Fund shares by sending the letter of instruction to Lotsoff Capital Management Investment Trust, P.O. Box 1181, Milwaukee, WI 53201-1181.  Investors who wish to redeem (or purchase) shares through a broker-dealer or other financial intermediary should contact the intermediary regarding the hours during which orders to redeem shares of the Micro Cap Fund may be placed.  The Fund defines “good order” generally as an order (purchase or redemption) received by the Fund or an intermediary acting as an agent of the Fund that complies is timely submitted and is sufficiently complete and clear that Fund or intermediary does not need to exercise any discretion to complete the order.”

January 28, 2010

7.           Under the “How to Purchase from the Micro Cap Fund” section for the Fund, please revise the discussion to clarify that the Purchase Application must be received in good order, and to clarify that the Fund will notify an investor if their Purchase Application is rejected .

Response:  The Fund will revise the discussion as requested.  Specifically, the Fund will revise the discussion as follows:

“Complete the Purchase Application accompanying this Prospectus, carefully following the instructions.  For additional investments, complete the reorder form attached to your confirmation statements (the Micro Cap Fund has additional Purchase Applications and reorder forms if you need them).  If you have any questions, please call 1-877-568-7633.  All purchase orders received in good order by the Fund (or its designee) before the close of regular trading on the Exchange (generally 4:00 p.m. Eastern Time) will receive that day’s NAV, and all purchase orders received in good order by the Fund (or its designee) after the close of regular trading on the Exchange (generally 4:00 p.m. Eastern Time) will receive the next day’s NAV.”

“The Micro Cap Fund reserves the right to reject, without prior notification, any purchase order for shares of the Micro Cap Fund.  Following any such rejection, the Micro Cap Fund will notify the investor of the rejected purchase order.”

8.           Under the “Purchasing Shares from Broker-dealers, Financial Institutions and Others” section for the Fund, please revise the discussion to delete the reference to the Servicing Agent placing an order on a timely basis.

Response:  The Fund will revise the discussion as requested.  Specifically, the Fund will revise the discussion as follows:

“When you purchase shares of the Micro Cap Fund through a Servicing Agent, it is the responsibility of the Servicing Agent to place your order with the Micro Cap Fund.”

* * *

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer
Enclosures

cc:	Margaret M. Baer (w/ enclosures)
Richard L. Teigen (w/ enclosures)